UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS WINS LARGE CONTRACT FOR RAIL RENEWAL IN POLAND

ARNHEM, THE NETHERLANDS — January 31, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, today announced that a consortium consisting of ARCADIS and Koltech Company has signed a EUR 4.4 million contract for construction management for the Polish railroads. The consortium partners will supervise the modernization of a 65 kilometer long stretch of railroad between Warsaw and Nasielsk. The project is estimated to take 4 years and is co-financed by the European Union Cohesion Fund. The local project sponsor is the PKP Polish Railway Lines.

The Warsaw — Nasielsk section is part of the Warsaw — Gdynia railway. This Trans-European railway line is an important link between Scandinavia and Southern European countries. The main goal of the upgrade is to increase train speeds, while enhancing traffic capacity. For passenger trains, maximum speeds are raised to 200 km/h while freight trains will be able to reach speeds up to 120 km/h.  In addition, transport quality and safety standards will be upgraded, particularly by introducing two-level crossings and modern signalling systems. Environmental protection will also be a key point of attention during the project, among other things through the reduction of risks related to the transport of hazardous materials. The construction value to be supervised in this project exceeds EUR 300 million. This is the third rail supervision project for ARCADIS in Poland, underlining the company’s leading position in the Polish rail infrastructure market.

“Higher safety standards, more comfort and shorter travel times are key ingredients in getting more passengers into the Polish trains,” said Mr. Marek Adamek, CEO of ARCADIS in Poland. “In addition, the project aims to reduce infrastructure maintenance cost, while making rail more competitive with other forms of transportation where it comes to speed and punctuality.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: February 1, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer